UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 6)

DIONEX CORPORATION
(Name of Subject Company)

WESTON D MERGER CO.
THERMO FISHER SCIENTIFIC INC.
(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
254546104
(Cusip Number of Class of Securities)
Seth H. Hoogasian
Senior Vice President, General Counsel and Secretary
Thermo Fisher Scientific Inc.
81 Wyman Street
Waltham, Massachusetts 02451
(781) 622-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Matthew M. Guest, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,271,379,560	$161,949.36

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase all 19,167,760 outstanding shares of common stock of Dionex Corporation at a purchase price of $118.50 cash per share, as of November 30, 2010, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00007130.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$161,949.36.	Filing Party:	Thermo Fisher Scientific Inc. and Weston D Merger Co.

Form or Registration No.:	Schedule TO.	Date Filed:	December 20, 2010.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

     This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on December 20, 2010, as amended on January 10, 2011, January 14, 2011, February 2, 2011, February 15, 2011, and February 16, 2011, and is filed by (i) Weston D Merger Co., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher”), and (ii) Thermo Fisher. The Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dionex Corporation, a Delaware corporation (“Dionex”), at a price of $118.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 20, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 6. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.
Item 7.
Item 7 of the Schedule TO is hereby amended and supplemented as follows:
     “On February 22, 2011, Thermo Fisher completed its previously announced Notes Offering. The Notes were issued under an indenture dated as of November 20, 2009 (the “Base Indenture”) and a third supplemental indenture dated as of February 22, 2011 (the “Supplemental Indenture”) with The Bank of New York Mellon Trust Company, N.A., as trustee. The full text of the Base Indenture, which was filed with the SEC on November 20, 2009 as Exhibit 99.1 to Thermo Fisher’s Current Report on Form 8-K, and the Supplemental Indenture, which was filed with the SEC on February 22, 2011 as Exhibit 99.2 to Thermo Fisher’s Current Report on Form 8-K, is incorporated herein by reference.”
Item 12.
Item 12 of the Schedule TO is hereby amended and supplemented as follows:

“(b)(1)
Indenture dated as of November 20, 2009 between Thermo Fisher Scientific Inc. and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by Thermo Fisher Scientific Inc. on November 20, 2009 [File No. 1-8002]).”

“(b)(2)
Third Supplemental Indenture dated as of February 22, 2011 between Thermo Fisher Scientific Inc. and The Bank of New York Mellon Trust Company, N.A.” (incorporated by reference to Exhibit 99.2 of the Form 8-K filed by Thermo Fisher Scientific Inc. on February 22, 2011).”

SIGNATURES
     After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Weston D Merger Co.
By:	/s/ Seth Hoogasian
	Name:	Seth Hoogasian
	Title:	President

Thermo Fisher Scientific Inc.
By:	/s/ Seth Hoogasian
	Name:	Seth Hoogasian
	Title:	Senior Vice President, General Counsel and Secretary

Date: February 22, 2011

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated December 20, 2010.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement dated December 20, 2010.*

(a)(5)(A)
Joint Press Release issued by Thermo Fisher Scientific Inc. and Dionex Corporation on December 13, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. on December 13, 2010).*

(a)(5)(B)	Investor Presentation, dated December 13, 2010 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. on December 13, 2010).*

(a)(5)(C)	Transcript of Conference Call held December 13, 2010 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. on December 13, 2010).*

(a)(5)(D)
Letter to Dionex employees from Marc Casper, Chief Executive Officer of Thermo Fisher, dated December 13, 2010 (incorporated by reference to the Schedule 14D-9 filed by Dionex Corporation on December 13, 2010).*

(a)(5)(E)	Press Release issued by Thermo Fisher Scientific Inc., dated January 10, 2011.*

(a)(5)(F)	Press Release issued by Thermo Fisher Scientific Inc., dated January 14, 2011.*

(a)(5)(G)	Excerpts from transcript of Conference Call held by Thermo Fisher Scientific Inc. on February 2, 2011 regarding Thermo Fisher Scientific Inc.’s fourth quarter and fiscal 2010 earnings release.*

(a)(5)(H)	Press Release issued by Thermo Fisher Scientific Inc., dated February 14, 2011.*

(a)(5)(I)	Press Release issued by Thermo Fisher Scientific Inc., dated February 14, 2011.*

(a)(5)(J)	Press Release issued by Thermo Fisher Scientific Inc., dated February 15, 2011.*

(b)	Commitment Letter dated as of December 12, 2010 among Thermo Fisher Scientific Inc., Barclays Bank PLC, JPMorgan Chase Bank, N.A. and J.P. Morgan Chase Manhattan Bank.*

(b)(1)
Indenture dated as of November 20, 2009 between Thermo Fisher Scientific Inc. and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by Thermo Fisher Scientific Inc. on November 20, 2009 [File No. 1-8002]).*

(b)(2)
Third Supplemental Indenture dated as of February 22, 2011 between Thermo Fisher Scientific Inc. and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 99.2 of the Form 8-K filed by Thermo Fisher Scientific Inc. on February 22, 2011).*

(c)	Not applicable.

(d)
Agreement and Plan of Merger dated as of December 12, 2010 among Thermo Fisher Scientific Inc., Weston D Merger Co. and Dionex Corporation (incorporated by reference to the Form 8-K filed by Thermo Fisher Scientific Inc. on December 16, 2010).*

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.